UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Evanston Alternative Opportunities Fund

(Name of Issuer)

Evanston Alternative Opportunities Fund

(Name of Person(s) Filing Statement (Issuer))

Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208         Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Scott Zimmerman

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

(847) 328-4961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Michael S. Caccese

Clair E. Pagnano

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3100

December 21, 2015

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $5,272,397 (a)	Amount of Filing Fee $531.00 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $531.00
Form or Registration No.: SC TO-I
Filing Parties: Evanston Alternative Opportunities Fund
Date Filed: December 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 21, 2015 by the Evanston Alternative Opportunities Fund (the “Fund”) relating to the Fund’s offer to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $5,272,397 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $0 were tendered and accepted by the Fund. Neither Class A Shares nor Class I Shares was tendered for repurchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2016

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Kenneth A. Meister
Name:	Kenneth A. Meister
Title:	Trustee, President and Principal Executive Officer